SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ASTERIAS BIOTHERAPEUTICS, INC.

(Name of Issuer)
Series A Common Stock, par value $0.0001 per share	04624N 10 7
(Title of class of securities)	(CUSIP number)

Robert W. Peabody
Senior Vice President and Chief Financial Officer
BioTime, Inc.
1301 Harbor Bay Parkway
Alameda, California 94502
(510) 521-3390

(Name, address and telephone number of person authorized to receive notices and communications)

May 21, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))

CUSIP No. 04624N 10 7	13D

1	NAMES OF REPORTING PERSONS BioTime, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
94-3127919

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,973,340(1)(2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,973,340(1)(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,973,340(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7%(3)

14	TYPE OF REPORTING PERSON
CO

 ________________

(1) Consists of (i) 21,823,340 shares of the Series A common stock, par value $0.0001 per share (“Series A Shares”), of Asterias Biotherapeutics, Inc., a Delaware corporation (the “Company”) and (ii) warrants to subscribe for and purchase 3,150,000 Series A Shares at an exercise price of $5.00 per share (“Warrants”)

(2) Based on the aggregate number of Series A Shares beneficially owned by the Reporting Person assuming the exercise of the Warrants.

(3) Based on 37,322,302 Series A Shares outstanding at the close of business on May 21, 2015, as reported by the Company, plus the number of Series A Shares that could be acquired by the Reporting Person by exercising the Warrants.

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This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Statement on Schedule 13D, dated October 1, 2013, as amended by Amendment No.1, dated April 11, 2014 (the “Schedule 13D”), relating to the Series A Shares of Asterias Biotherapeutics, Inc., a Delaware corporation (the “Company”), and is filed by and on behalf of BioTime, Inc. (the “Reporting Person”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 relates to the Series A Shares of the Company and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive offices of the Company is 230 Constitution Drive, Menlo Park, California 94025.

ITEM 2. IDENTITY AND BACKGROUND

(a)            This Amendment No. 2 is being filed on behalf of BioTime, Inc., a California corporation as the Reporting Person.

(b)            The address of the principal office of the Reporting Person is BioTime, Inc., 1301 Harbor Bay Parkway, Suite 100, Alameda, California 94502.

(c)            The Reporting Person is a biotechnology company focused on the emerging field of regenerative medicine.

(d)            The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is organized under the laws of the state of California.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on the Reporting Person’s cover sheet to this Amendment No. 2 and the information presented in response to Item 5 in the Schedule 13D prior to this Amendment No. 2 is incorporated by reference herein. There has been no material change from the information last reported in Item 3 of the Schedule 13D except that all Series B Shares have been converted into Series A Shares, and if the Reporting Person exercises the Warrants the Reporting Person will receive Series A Shares rather than Series B Shares.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

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As previously reported in the Schedule 13D, the Reporting Person is the controlling stockholder of the Company, and three of the members of the Board of Directors of the Company are members of the Reporting Person’s Board of Directors, one of the directors of the Company who is not a director of the Reporting Person is an executive officer of the Reporting Person, and another director of the Company who is not a director of the Reporting Person may be deemed an affiliate of a shareholder that beneficially owns more than 5% of the common shares of the Reporting Person. The Reporting Person may, through its control of the Company as a stockholder or through the action of persons who serve on the Board of Directors of the Company, from time to time cause the Company to engage in any or all of the kinds of transactions described in the immediately preceding paragraph. Without limiting the generality of the immediately preceding sentence, the Reporting Person, directly or through the action of the Board of Directors of the Company, may (1) cause the Company to expand the size of the Company’s Board of Directors and to elect additional directors, (2) cause the Company to reduce the size of the Company’s Board of Directors, (3) nominate persons to stand for election as directors at any annual or special meeting of stockholders of the Company at which directors are to be elected, (4) cause any incumbent director not to be nominated to stand for election as a director at any annual or special meeting of stockholders of the Company at which directors are to be elected, (5) remove any director with or without cause by a vote at any annual or special meeting of stockholders of the Company at which directors are to be elected, or by written consent without a vote, (6) in the event of the death or resignation or removal of a director of the Company, elect a replacement director, and (7) further amend the Bylaws of the Company. Any such newly elected directors may be officers, directors, or affiliates of the Reporting Person or may be “independent” directors (under Section 8.03(A) of the NYSE MKT Company Guide or the rules of any other national securities exchange) with respect to the Reporting Person and/or the Company.

The Reporting Person may also, from time to time, through its control of the Company, cause the Company to (i) offer and sell additional securities in order to raise capital for the Company’s operations or to acquire one or more businesses or assets for use in the Company’s business, or for other purposes, (ii) acquire Series A Shares from the Company in exchange for cash, common shares of the Company, other assets of the Company, or a combination of the foregoing, (iii) license patents and other intellectual property to, or cross license patents and other intellectual property or exchange other assets with, and acquire other assets from, and sell assets to, the Reporting Person or one or more other subsidiaries of the Reporting Person, and (iv) if and when opportunities present themselves, cause the Company to enter into one or more merger agreements or other agreements to acquire other business or assets, or merger or consolidation agreements in which the Company is not the surviving corporation.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) This Amendment No. 2 is being filed to report a change in the percentage of outstanding Series A Shares beneficially owned by the Reporting Person as a result of the issuance of 5,000,000 Series A Shares by the Company to certain third parties on May 21, 2015 upon the exercise of certain stock purchase warrants held by the third parties.

As of the date of this Amendment No. 2, the Reporting Person beneficially owns 21,823,340 Series A Shares and 3,150,000 Warrants. Based on a total of 37,322,302 Series A outstanding as of the close of business on May 21, 2015, as reported by the Company, plus the number of Series A Shares that could be acquired by the Reporting Person through the exercise of the Warrants, the Reporting Person beneficially owns 61.7% of the outstanding Series A Shares.

During October 2014, all outstanding Series B Shares, including those held by the Reporting Person, were converted into Series A Shares by the Company, and the Warrants, by their terms, became exercisable for Series A Shares rather than Series B Shares.

(b) As of the date of this Amendment No. 2, the Reporting Person has sole power to vote or to director the vote and sold power to dispose or direct the disposition the Series A Shares it beneficially owns.

(c) None.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Shares beneficially owned by the Reporting Person.

(e) Not applicable.

Page 4 of 5 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information contained in this statement is true, complete and correct.

Dated: May 29, 2015	BIOTIME, INC.
a California corporation

	By:	s/Michael D. West
Michael D. West,
Chief Executive Officer

Page 5 of 5 Pages